UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A*
(Rule 13d-102)
Amendment No. 1
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2.
Under the Securities Exchange Act of 1934
WENDY’S/ARBY’S GROUP, INC.
(Name of Issuer)
Class A Common Stock, par value $.10 per share
(Title of Class of Securities)
950587105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	950587105	13G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,044,509

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

47,044,509

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,044,509

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1   This percentage is calculated based on the 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 28, 2008.

CUSIP No.	950587105	13G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,044,509

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

47,044,509

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,044,509

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

2   This percentage is calculated based on the 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 28, 2008.

CUSIP No.	950587105	13G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,570,206

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

16,570,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,570,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

3   This percentage is calculated based on the 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 28, 2008.

CUSIP No.	950587105	13G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,044,509

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

47,044,509

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,044,509

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

4   This percentage is calculated based on the 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 28, 2008.

CUSIP No.	950587105	13G	Page	6	of	10 Pages
Item 1.
(a)	Name of Issuer

The name of the issuer is Wendy’s/Arby’s Group, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices 1155 Perimeter Center West, Atlanta, Georgia 30338.
Item 2.
(a)	Name of Person Filing

This statement is filed by:
(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), which serves as investment advisor to Pershing Square, L.P. (“Pershing Square”), a Delaware limited partnership, Pershing Square II, L.P. (“Pershing Square II”), a Delaware limited partnership, and Pershing Square International, Ltd. (“Pershing Square International”), a Cayman Islands exempted company, with respect to the Class A Common Stock (as defined in Item 2(d) below) directly owned by Pershing Square, Pershing Square II and Pershing Square International;

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of the Investment Manager, with respect to the shares of Class A Common Stock directly owned by Pershing Square, Pershing Square II and Pershing Square International;

(iii)	Pershing Square GP, LLC (the “General Partner”), a Delaware limited liability company, which serves as the general partner of each of Pershing Square and Pershing Square II; and

(iv)	William A. Ackman, an individual (“Mr. Ackman”), who serves as the managing member of each of PS Management and the General Partner.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.
(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c)	Citizenship

The Investment Manager is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

(d)	Title of Class of Securities

Class A Common Stock, par value $.10 per share (the “Class A Common Stock”)

CUSIP No.	950587105	13G	Page	7	of	10 Pages
(e)	CUSIP Number

950587105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E), (1);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G), 2;

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(1)	With respect to the Investment Manager and the General Partner.

(2)	With respect to PS Management and Mr. Ackman.
Item 4. Ownership.
A.	Pershing Square Capital Management, L.P.
(a)	May be deemed to have beneficially owned: 47,044,509 shares of Class A Common Stock.

(b)	Percent of class: 10.0%. The percentages used herein and in the rest of Item 4 are calculated based on the 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 28, 2008.

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 47,044,509

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 47,044,509
B.	PS Management GP, LLC
(a)	May be deemed to have beneficially owned: 47,044,509 shares of Class A Common Stock.

(b)	Percent of class: 10.0%

(c)	Number of shares as to which such person may be deemed to have:

CUSIP No.	950587105	13G	Page	8	of	10 Pages
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 47,044,509

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 47,044,509
C.	Pershing Square GP, LLC
(a)	May be deemed to have beneficially owned: 16,570,206 shares of Class A Common Stock.

(b)	Percent of class: 3.5%

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 16,570,206

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 16,570,206
D.	William A. Ackman
(a)	May be deemed to have beneficially owned: 47,044,509 shares of Class A Common Stock.

(b)	Percent of class: 10.0%

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 47,044,509

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 47,044,509
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The Investment Manager, in its capacity as the investment advisor to Pershing Square, Pershing Square II and Pershing Square International, has the power to direct the investment activities of each of Pershing Square, Square II and Pershing Square International. PS Management is the general partner of the Investment Manager. The General Partner, in its capacity as the general partner to Pershing Square and Pershing Square II, has the power to direct the investment activities of each of Pershing Square and Pershing Square II. Mr. Ackman is the managing member of each of PS Management and the General Partner.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

CUSIP No.	950587105	13G	Page	9	of	10 Pages
See Exhibit B.
Item 8. Identification and Classification of Members of the Group.
See Item 2.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  February 17, 2009

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

WILLIAM A. ACKMAN
/s/ William A. Ackman